UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ 90.400.888/0001-42

NIRE 35.300.332.067

Publicly-Held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby informs its shareholders and the market in general that its subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) has executed, on this date, with the shareholders of América Gestão Serviços em Energia S.A. (“América Gestão”), a share purchase and sale agreement and other covenants, whereby, once the transaction is implemented, it will hold 70% of América Gestão share capital (“Transaction”).

América Gestão is an energy management company with a diversified client portfolio and a large range of services offering. The company has more than 20 years of experience in the energy sector.

The conclusion of the Transaction will be subject to compliance with certain precedent conditions usual in similar transactions, including the applicable regulatory approvals.

Santander Brasil will keep its shareholders and the market informed about the development of the Transaction.

São Paulo, March 12, 2023.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 12, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer